(Howtek Logo)

                                                  Filed by Howtek, Inc.
                                                  pursuant to Rule 425 of the
                                                  Securities Act of 1933 and
                                                  also deemed filed pursuant to
                                                  Rule 14a-12 of the Securities
                                                  Exchange Act of 1934.

                                                  Subject Company:Intelligent
                                                  Systems Software,Inc.


                                                                    NEWS RELEASE

                                                           For Immediate Release

Press Contact
Connie Webster
21 Park Ave.
Hudson, NH 03051
Phone:  (603) 882-5200 ext. 204
Fax:  (603) 880-3843
E-mail:  cwebster@howtek.com
Web: www.howtek.com

                    Howtek Reports Q1 2002 Financial Results

Hudson, NH, May 8, 2002 - Howtek, Inc. (NASDAQ:HOWT) announced today a net loss of $521,122 for the first quarter of 2002, on sales of $775,633, compared to a net loss of $639,591 on sales of $1,513,604 during the first quarter of 2001. According to Scott Parr, Howtek's President "In February 2002, we announced that Howtek had entered into a plan and agreement of merger with Intelligent Systems Software, Inc. (ISSI), a privately held company based in Boca Raton, Florida. ISSI recently received approval from the US Food and Drug Administration to market its MammoReader(TM) Computer Aided Detection (CAD) system in the United States. ISSI's MammoReader(TM) system is designed to help in early detection of breast cancer by assisting the radiologist in detecting subtle signs of cancer. The merger will be submitted to our shareholders for approval at our annual meeting in June 2002."

"During the first quarter of 2002," continued Parr, "Howtek began preparation for this recommended and planned merger. The Company's plan is to concentrate in the future on its computer-aided detection of breast cancer markets, and on complementary markets for its medical film digitizers. Reductions during the first quarter in the Company's historic graphic arts business and in retail promotion of its FotoFunnel(TM) product were consistent with this plan."

Parr expressed strong support for the merger, "We believe that combining the products, technologies, assets and expertise of Howtek and ISSI will provide the combined company with significant opportunities and a competitive advantage in the growing market for devices that provide for the computer aided detection of breast cancer. The merger will combine Intelligent Systems' recently FDA approved MammoReader(TM) CAD system and software applications and the expertise of the Intelligent Systems team of executives and research personnel with the benefits of Howtek's medical digitizer products, software applications, distribution network and its executive and marketing team."

Parr urged Howtek shareholders to vote in favor of the merger with ISSI, concluding, "In January, 2002, ISSI received FDA approval to market its MammoReader product in the United States. The increase of the MammoReader sales following FDA approval has been such that, according to ISSI, by the end of the first quarter of 2002, in its first partial quarter of sales, MammoReader sales already exceeded $600,000. This supports our firm belief that the merger is the best way for Howtek to increase its revenues and profit margins and achieve profitable operations."

Howtek has scheduled a conference call for 10:00 AM (EST) on May 9, 2002 to review first quarter results. To participate dial 1-877-323-2092 approximately 5 to 10 minutes prior to the scheduled start time. There will also be a simultaneous broadcast live over the Internet which can be accessed at - http://www.vcall.com/EventPage.asp?ID=81503

Howtek designs, engineers, and manufacturers digital image scanners, film digitizers and related software for applications in the medical imaging, graphic arts and photographic markets.

Certain statements contained in this overview may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of patent protection, the impact of supply and manufacturing constraints or difficulties, product market acceptance, possible technological obsolescence, increased competition, litigation, the uncertainty of stockholder and other approvals necessary to consummate the proposed merger with ISSI, the effects of a decline in the economy in markets served by the Company and other risks detailed in the Company's other filings with the Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.

                                  HOWTEK, INC.
                             Statement of Operations
                                   (Unaudited)

                                                       Three Months Ended
                                                            March 31,
                                                      2002              2001
                                                  ------------     ------------

Sales                                             $    775,633     $  1,513,604

Cost of Sales                                          595,412        1,121,463

Gross Profit                                           180,221          392,141

Operating Costs                                        682,191        1,008,352

Interest Expense                                        19,152           23,380

Net loss                                          $   (521,122)    $   (639,591)

Preferred Dividend                                      36,505           38,762

Net loss available to common shareholders         $   (557,627)    $   (678,353)

Net loss per share (basic and diluted)            $      (0.04)    $      (0.05)

Weighted shares outstanding                         15,251,426       13,564,355